March 9, 2005


John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548


                  Re:      Aptus Corp.
                           Form SB-2 filed December 19, 2003 File No. 333-111419

Dear Mr. Reynolds:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, please accept this letter as an application to withdraw the Registration Statement on Form SB-2 (the "Registration Statement") filed by Aptus Corp. (the "Company") on December 19, 2003, as well as all exhibits and amendments thereto.

         The Company has determined that it is not now in its best interests or that of its shareholders to undertake this offering or the reporting obligations that will arise from it. No securities were sold in this offering. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

         Please do not hesitate to contact the undersigned with any additional comments you may have.

                                            Very truly yours,

                                            Aptus Corp.



                                            By:/s/ John Gorst
                                                  John Gorst
                                                  Chief Executive Officer

cc:      Ms. H. Yuna Peng